As filed with the Securities and Exchange Commission on June 27, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-9

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Barrick Gold Corporation		Barrick Gold Inc.
(Exact Name of Registrant as Specified in its Charter)
Ontario		Ontario
(Province or Other Jurisdiction of Incorporation or Organization)
1040		1040
(Primary Standard Industrial Classification Code Number)
Not Applicable		Not Applicable
(I.R.S. Employee Identification No.)
BCE Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (800) 720-7415		BCE Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (800) 720-7415
(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)
CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8700		CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8700
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:
Brice T. Voran Shearman & Sterling LLP Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario M5L 1E8 (416) 360-8484		Kevin Thomson Davies Ward Phillips & Vineberg LLP P.O. Box 63, 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1 (416) 863-5530

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario

(Principal jurisdiction regulating this offering)

     It is proposed that this filing shall become effective (check appropriate box below):

A.	☑ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☐ at some future date (check appropriate box below):

1.	☐ Pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).

2.	☐ Pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☐ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐ After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.☑

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price	Aggregate Offering	Amount of
Registered	Registered	Per Unit (1)	Price (1)	Registration Fee

Debt Securities (2)	$1,000,000,000	100%	$1,000,000,000(3)	$80,900
Guarantees (4)	(4)	(4)	(4)	None

(1)	Estimated solely for the purpose of determining the registration fee.

(2)	Debt Securities of Barrick Gold Corporation and of Barrick Gold Inc. being registered on Form F-9 hereunder.

(3)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate offering price of $1,000,000,000.

(4)	Guarantees by Barrick Gold Corporation being registered on Form F-9 hereunder are to be sold without separate consideration.

PART I

INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS

June 27, 2003

Barrick Gold Corporation	Barrick Gold Inc.

Debt Securities

     We may offer debt securities of Barrick or BGI, consisting of debentures, notes, bonds and/or other similar evidences of indebtedness (collectively, the “Debt Securities”). Any Debt Securities issued by BGI will be unconditionally and irrevocably guaranteed by Barrick.

     We may from time to time offer up to $1,000,000,000 aggregate principal amount of Debt Securities. We will provide the specific terms of these Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

     The Debt Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator, passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Incorporated herein are two sets of financial statements, one of which has been prepared in accordance with United States generally accepted accounting principles and another set in accordance with Canadian generally accepted accounting principles. Accordingly, the audit of one set of the financial statements is subject to United States auditor independence standards and auditing standards and the other set is subject to Canadian auditor independence standards and auditing standards.

     Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

     Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Barrick and BGI are incorporated under the laws of the Province of Ontario, Canada, some of the officers and directors of Barrick and BGI and some of the experts named in this prospectus are Canadian residents, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	3
WHERE YOU CAN FIND MORE INFORMATION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	5
BARRICK	6
BGI	6
USE OF PROCEEDS	6
INTEREST COVERAGE	7
DESCRIPTION OF DEBT SECURITIES AND THE GUARANTEES	7
CERTAIN INCOME TAX CONSIDERATIONS	21
PLAN OF DISTRIBUTION	21
NON-GAAP MEASURES	23
LEGAL MATTERS	23
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24
EXPERTS	24

ABOUT THIS PROSPECTUS

     References to “$” in this prospectus are to U.S. dollars, unless otherwise indicated.

     This prospectus has been filed with the Securities and Exchange Commission, or the SEC, as part of a registration statement on Form F-9 relating to the Debt Securities and the guarantees (the “Guarantees”) by Barrick of any Debt Securities issued by BGI and with the Ontario Securities Commission, or the OSC, in each case using a “shelf” registration process. Under this shelf process we may sell any combination of the Debt Securities described in this prospectus in one or more offerings up to a total aggregate principal amount of $1,000,000,000. This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information about the terms of the offering or of the Debt Securities to be issued. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

     In this prospectus, Barrick Gold Corporation will be referred to as either “Barrick” or the “Guarantor” and Barrick Gold Inc. will be referred to as “BGI”. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BGI.

     Barrick presents its financial statements in U.S. dollars and its primary financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Canadian law currently requires that Barrick also prepare financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with U.S. GAAP and thus may not be comparable to financial information prepared by other Canadian companies.

WHERE YOU CAN FIND MORE INFORMATION

     Barrick files certain reports with and furnishes other information to each of the SEC and the OSC. Our SEC file number is 1-9059. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Barrick’s reports and other information filed with the SEC since June 2002 are available, and Barrick’s reports and other information filed in the future with the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with the SEC at the SEC’s public reference room in Washington, D.C. (450 Fifth Street N.W., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You may also inspect Barrick’s SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Barrick’s OSC filings are available over the Internet at http://www.sedar.com.

     The SEC and the OSC allow Barrick to “incorporate by reference” into this prospectus the information filed with them, which means that Barrick can disclose important information to you by referring you to these documents. Information has been incorporated by reference in this prospectus from documents filed with the SEC and the OSC. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon oral or written request to the secretary of Barrick at BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated herein by reference.

     This prospectus incorporates by reference the documents listed below:

•	the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2002 prepared in accordance with U.S. GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial results for the year ended December 31, 2002, found on pages 13 through 61 of Barrick’s 2002 annual report;

•	the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2002 prepared in accordance with Canadian GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial results for the year ended December 31, 2002;

•	the comparative unaudited consolidated financial statements of Barrick and the notes thereto for the quarter ended March 31, 2003 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis of financial results for the quarter ended March 31, 2003;

•	the comparative unaudited consolidated financial statements of Barrick and the notes thereto for the quarter ended March 31, 2003 prepared in accordance with Canadian GAAP, together with management’s discussion and analysis of financial results for the quarter ended March 31, 2003;

•	the annual information form of Barrick dated May 14, 2003 for the year ended December 31, 2002;

•	the management information circular of Barrick dated March 31, 2003 prepared for the annual meeting of Barrick shareholders held on May 7, 2003, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”; and

•	the material change report filed by Barrick dated February 14, 2003 relating to the appointment of Mr. Gregory C. Wilkins as President and Chief Executive Officer and the establishment of a probable reserve for Canadian reporting purposes of approximately 6.5 million ounces of gold at Barrick’s Alto Chicama property in Peru.

     After the date of this prospectus, any material change reports (excluding any confidential material change reports), annual financial statements (including the auditors’ report thereon), interim financial statements and information circulars (other than those sections, if any, in respect of the downward repricing of options, the composition of the compensation committee of the Barrick board of directors and its report on executive compensation, and the yearly percentage change in Barrick’s cumulative total shareholders return on publicly traded securities compared with the cumulative total return of the Toronto Stock Exchange Gold and Precious Metals Index, the Toronto Stock Exchange 300 Index or any other broad equity market index) that Barrick files with the OSC will be incorporated by reference in this prospectus and will automatically update and supersede information incorporated by reference in this prospectus.

     All information omitted from this prospectus which is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of the Debt Securities together with this prospectus. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of Debt Securities to which the supplement relates.

     The documents listed above, including any documents deemed to be incorporated in this prospectus after the date of this prospectus, are not incorporated by reference to the extent that their contents are modified or superseded by any statement contained in this prospectus, any amendment or supplement to this prospectus or any subsequently filed document that is also incorporated by reference in this prospectus.

     You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of any applicable prospectus supplement.

SPECIAL NOTE REGARDING

FORWARD-LOOKING INFORMATION

     Certain information contained or incorporated by reference in this prospectus, including any information as to the future financial or operating performance of Barrick, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Barrick, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency market; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies (such as the Canadian and Australian dollars versus the U.S. dollar); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania or Barbados or other countries in which Barrick may carry on business in the future; business opportunities that may be presented to, or pursued by, Barrick; ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in Barrick’s credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Barrick’s actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Barrick. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002” (U.S. GAAP) and “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002” (Canadian GAAP) incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

     Barrick may, from time to time, make oral forward-looking statements. Barrick strongly advises that the above paragraph and the risk factors described in Barrick’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of Barrick to materially differ from those in the oral forward-looking statements. Barrick disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

BARRICK

     Barrick is a leading international gold company. Barrick entered the gold mining industry in 1983 and is one of the largest gold mining companies in the world. Barrick has operating mines and development projects in the United States, Peru, Chile, Argentina, Tanzania, Australia and Canada.

     Barrick’s mines produced approximately 5.7 million ounces of gold in 2002 at total cash costs of $177 per ounce and Barrick expects to produce between 5.4 and 5.5 million ounces of gold in 2003. “Total cash costs per ounce” is a non-GAAP financial measure. For an explanation of this measure and a reconciliation of “total cash costs per ounce” to operating costs, see the discussion under the heading “Non-GAAP Measures” on page 22 of this prospectus. At December 31, 2002, Barrick’s proven and probable mineral reserves for U.S. reporting purposes stood at 71 million ounces of gold and for Canadian reporting purposes stood at 86.9 million ounces of gold. For United States reporting purposes, Industry Guide 7 (under the U.S. Securities and Exchange Act of 1934) as interpreted by the Staff of the SEC applies different standards to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at Alto Chicama and Veladero is classified as mineralized material.

     Barrick is an Ontario corporation resulting from the amalgamation on July 14, 1984 of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. On December 9, 1985, Barrick changed its name to American Barrick Resources Corporation and on January 1, 1995 Barrick changed its name to Barrick Gold Corporation. Barrick’s head office and principal place of business is BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

BGI

     BGI (formerly Homestake Canada Inc.) is an Ontario corporation and an indirect subsidiary of Barrick. On December 14, 2001, Homestake Merger Co., a U.S. subsidiary of Barrick, merged with Homestake Mining Company. In connection with the merger, the exchangeable shares previously issued to the public by BGI (the “Exchangeable Shares”) remained outstanding but each such Exchangeable Share became exchangeable for 0.53 of a Barrick common share, rather than for one share of Homestake Mining Company common stock. All of BGI’s outstanding shares, other than its Exchangeable Shares held by the public, are held by Barrick and its affiliates. Each Exchangeable Share provides the holder thereof with the economic and voting equivalent, to the extent practicable, of 0.53 of a Barrick common share. BGI will not make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information.

     BGI’s principal assets are comprised of a 100% interest in the Eskay Creek Mine, a 50% interest in the Hemlo operations and an indirect 60% interest in the Veladero property, each of which is described in Barrick’s annual information form incorporated by reference in this prospectus. As at December 31, 2002, BGI had assets with a book value of $327 million.

USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the Debt Securities:

•	to repay indebtedness outstanding from time to time;

•	to make equity investments in and advances to subsidiaries of Barrick;

•	to repurchase shares under any issuer bid;

•	for capital expenditures and investment programs; and

•	for other general corporate purposes.

     We may invest funds that we do not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Debt Securities will be included in a supplement to this prospectus.

INTEREST COVERAGE

     This interest coverage information for the 12 months ended December 31, 2002 and the 12 months ended March 31, 2003 is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with Canadian GAAP. These coverages do not reflect any offering of Debt Securities but do include all issuances and repayments of long-term debt since December 31, 2002 and all servicing costs incurred in relation thereto.

     Barrick’s interest requirements amounted to $59 million for the 12 months ended December 31, 2002 (including amounts capitalized during the period). Barrick’s earnings before interest and income taxes for the 12 months ended December 31, 2002 were $287 million, which is 4.9 times Barrick’s interest requirements for this period.

     Barrick’s interest requirements amounted to $59 million for the 12 months ended March 31, 2003 (including amounts capitalized during the period). Barrick’s earnings before interest and income taxes for the 12 months ended March 31, 2003 was $330 million, which is 5.6 times Barrick’s interest requirements for this period.

DESCRIPTION OF DEBT SECURITIES AND THE GUARANTEES

     In this section only, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries and the term “BGI” refers only to Barrick Gold Inc. without any of its subsidiaries. In addition, in this section only, each of the terms “we”, “us”, or “our” refers only to Barrick in the case of Debt Securities and Guarantees issued by Barrick, and only to BGI in the case of Debt Securities issued by BGI. This description sets forth certain general terms and provisions of the Debt Securities and, if issued by BGI, the Guarantees of Barrick as Guarantor. We will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus.

     The Debt Securities and Guarantees will be issued under an Indenture to be entered into between Barrick as Issuer and Guarantor, BGI as Issuer, and JPMorgan Chase Bank as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to our registration statement filed with the SEC and with the prospectus filed with the OSC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. Wherever we refer to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified by such reference. The term “Securities” as used under this caption, refers to all securities (other than Guarantees) issued under the Indenture, including the Debt Securities.

     Barrick and BGI may issue Debt Securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this prospectus.

General

     The Indenture does not limit the amount of Securities which we may issue under the Indenture, and we may issue Securities in one or more series. Securities may be denominated and payable in any currency. We may offer no more than $1,000,000,000 (or the equivalent in other currencies) aggregate principal amount of Securities pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the Indenture permits us to increase the principal amount of any series of securities we previously have issued under the Indenture and to issue such increased principal amount.

     The applicable prospectus supplement will set forth the following terms relating to the Securities offered by such prospectus supplement (the “Offered Securities”):

•	whether the Offered Securities are Debt Securities issued by Barrick or guaranteed Debt Securities issued by BGI;

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of $1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable if other than $5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Securities to us for repurchase; and

•	the rate or rates of interest on the Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

     We may issue Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, we will offer and sell those Securities at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

     Debt Securities issued by Barrick and the Guarantees will be direct, unconditional and unsecured obligations of Barrick and will rank equally among themselves and with all of Barrick’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by BGI will be direct, unconditional and unsecured obligations of BGI and will rank equally among themselves and with all of BGI’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. BGI’s obligations under its Debt Securities will be unconditionally guaranteed by Barrick as more fully described below under “Guarantees”. Debt Securities issued by Barrick and the Guarantees will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Barrick’s subsidiaries. Debt Securities issued by BGI will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of BGI’s subsidiaries.

     Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

     Unless otherwise indicated in the applicable prospectus supplement, we will issue Securities only in fully registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Securities may be presented for exchange and registered Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable prospectus supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We have appointed the Trustee as security registrar. Bearer Securities and the coupons applicable to bearer Securities thereto will be transferable by delivery.

Payment

     Unless otherwise indicated in the applicable prospectus supplement, we will make payments on registered Securities (other than Global Securities) at the office or agency of the Trustee, 4 New York Plaza, 15th Floor, New York, New York 10004 or, in the case of holders in Ontario, Suite 1800, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J2, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, we will pay any interest due on registered Securities to the persons in whose name such registered Securities are registered on the day or days specified by us.

Registered Global Securities

     Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global Securities will be registered in the name of a financial institution we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

     Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

     An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

     In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

     The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if we decide to terminate a Global Security.

     The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not Barrick, BGI or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Guarantees

     Barrick will guarantee the payment of the principal of, premium, if any, and interest on Debt Securities issued by BGI and any Additional Amounts payable with respect to such Securities when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Certain Covenants

Limitation on Liens

     Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

•	all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•	any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

•	any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•	any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

     This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

     Neither Barrick nor BGI may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•	in a transaction in which Barrick or BGI does not survive or continue in existence or in which Barrick or BGI transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of Canada or any province or territory of Canada or the United States, any state thereof or the District of Columbia or, if such transaction would not impair the rights of the holders of the Securities or the Guarantees, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia, the successor entity assumes by a supplemental indenture the obligations of Barrick or BGI, as the case may be, under the Debt Securities and the Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada in each place that Canada appears in “— Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada appearing in “-Payment of Additional Amounts”;

•	the surviving entity shall expressly assume by a supplemental indenture the obligations of Barrick or BGI, as the case may be, in respect of the Securities and the performance and observance of every covenant of the Indenture to be performed or observed by Barrick or BGI, as the case may be;

•	immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

•	if, as a result of any such transaction, property or assets of Barrick or a Restricted Subsidiary would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “Limitation on Liens” above without equally securing the Securities, Barrick or BGI, as the case may be, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

Certain Definitions Applicable to Covenants

     “Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; which, on the date of this prospectus, were U.S. GAAP.

     “Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

     “Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

     “Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     “Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

     “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

     “Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

     “North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States (as determined by a resolution of the Board of Directors of Barrick).

     “Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered prior to such date;

•	Liens securing the Securities;

•	Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

•	any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt to Barrick or any of its Subsidiaries;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

•	any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

     “Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

     “Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock of any Restricted Subsidiary that acquires any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

     “Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include any Subsidiary whose primary business consists of (i) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (ii) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (iii) being a finance company.

     “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick or by Barrick and one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick or Barrick and one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

     “Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

     Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of Barrick or BGI under or with respect to the Securities or the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless Barrick or BGI, as the case may be, is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Barrick or BGI is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities or the Guarantees, Barrick or BGI, as the case may be, will pay to each holder of such Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Barrick or BGI, as the case may be, does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the Securities holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the Securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes

(provided that Barrick or BGI advises the Trustee and the holders of the Securities then outstanding of any change in such requirements).

Barrick or BGI, as the case may be, will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     Barrick or BGI, as the case may be, will furnish to the holders of the Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

     Barrick and BGI will indemnify and hold harmless each holder of Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by Barrick or BGI with respect thereto) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities or the Guarantees;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

     Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Debt Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

     Unless otherwise specified in the applicable prospectus supplement, we may redeem the Securities of any series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to Barrick or BGI) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, and which in a written opinion to Barrick or BGI of legal counsel of recognized standing has or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Barrick or BGI becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series as described under “ — Payment of Additional Amounts”; or

•	on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to Barrick or BGI) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to Barrick or BGI, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to Barrick or BGI of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Barrick or BGI becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series;

and, in any such case, Barrick or BGI (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

     In the event that Barrick or BGI elects to redeem the Securities of any series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such Debt Securities pursuant to their terms.

     Notice of intention to redeem such Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

     The term “Event of Default” with respect to Securities of any series means any of the following:

     (a)  default in the payment of the principal of (or any premium on) any Security of that series at its Maturity;

     (b)  default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

     (c)  default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

     (d)  default in the performance, or breach, of any other covenant or agreement of Barrick (as issuer or guarantor) or BGI in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to the applicable Issuer of Debt Securities by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

     (e)  failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of Barrick or BGI having an aggregate principal amount outstanding in excess of the greater of (i) $100,000,000 and (ii) 5% of Consolidated Net Tangible Assets;

     (f)  certain events of bankruptcy, insolvency or reorganization; or

     (g)  any other Events of Default provided with respect to the Securities of that series.

     If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities to be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities to be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series, by written notice to Barrick and BGI and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

     Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

     No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•	the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

     We will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

     When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Securities of a particular series. If Barrick or BGI deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Securities of a particular series, then at its option:

•	Barrick and BGI will each be discharged from its obligations with respect to the Securities of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Securities and replacement of lost, stolen or mutilated Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	Barrick and BGI will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to them.

To exercise defeasance Barrick or BGI also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from Canada Customs & Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default can have occurred and neither Barrick nor BGI, if BGI is the issuer of the Securities of the affected series, can be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow each of Barrick and BGI to be discharged from all of its obligations under the Securities of any series, Barrick or BGI must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

     We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment; provided, however, that we must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•	reduce the percentage in principal amount of outstanding Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

     The holders of a majority in principal amount of Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

     The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

     Under the Indenture, each of Barrick and BGI has irrevocably appointed CT Corporation System, 111 Eighth Avenue, New York, New York, 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the Securities and the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and each of Barrick and BGI has submitted to such non-exclusive jurisdiction.

Governing Law

     The Indenture, the Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

     Since many of Barrick’s or BGI’s assets are outside the United States, any judgment obtained in the United States against Barrick or BGI, including judgments with respect to payments under the Guarantees, may not be collectible within the United States.

     Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars based upon a final and conclusive in personam judgment for a sum certain obtained in any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) against Barrick or BGI without reconsideration of the merits with respect to a claim pursuant to the Indenture if:

•	the Ontario Court rendering such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by Barrick and BGI in the Indenture to the non-exclusive jurisdiction of the New York Court and the appointment by Barrick and BGI of an agent for service of process, will be sufficient for the purpose):

•	such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim in respect of any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or similar laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act

(Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law;

•	there has been compliance with the Limitations Act (Ontario), which has the effect that any action to enforce a foreign judgment must be commenced within six years of the date of the foreign judgment; and

provided that:

•	such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgement; and

•	an action in Ontario on such judgement may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally.

     Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick or BGI or against any of their respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

The Trustee

     The Trustee under the Indenture is JPMorgan Chase Bank. JPMorgan Chase and one of its affiliates are lenders under Barrick’s bank credit facilities.

CERTAIN INCOME TAX CONSIDERATIONS

     A prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

     A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

PLAN OF DISTRIBUTION

     We may sell Debt Securities to the public:

•	through agents;

•	through underwriters or dealers; or

•	directly to purchasers.

     We will describe in a prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to Barrick or BGI, as the case may be, from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

     We may distribute Debt Securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

     Debt Securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered Debt Securities directly from Barrick or BGI, as the case may be, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts.

     In connection with the sale of Debt Securities, Barrick or BGI, or purchasers of Debt Securities for whom the underwriters may act as agents may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any fees or commissions received by them from Barrick or BGI, and any profit on the resale of Debt Securities by them, may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended. The applicable prospectus supplement will identify any underwriters with respect to the Offered Securities.

     We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     Unless indicated in a prospectus supplement, the Debt Securities may not be offered or sold in Canada except in the Province of Ontario or to residents of Canada other than residents of the Province of Ontario in contravention of the securities laws of Canada or any province or territory of Canada. Each underwriter and each dealer participating in the distribution of the Offered Securities must agree that, unless the applicable prospectus supplement indicates otherwise, it will not offer or sell any Offered Securities acquired by it in connection with such distribution in Canada except in the Province of Ontario or to residents of Canada other than residents of the Province of Ontario. Any reoffers or resales in Canada must comply with the requirements of applicable securities laws.

NON-GAAP MEASURES

     It is Barrick’s understanding that certain investors use cash costs per ounce data to assess Barrick’s performance and also determine its ability to generate cash flow for use in investing and other activities. The inclusion of cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect the Company’s profitability and cash flow. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating costs or cash flow measures presented under GAAP.

Reconciliation of Cash Costs per Ounce

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Operating costs per U.S. GAAP financial statements	$1,071	$1,080	$950
Reclamation, closure and other costs(1)	(43)	(60)	(50)
Operating costs for per ounce calculation	$1,028	$1,020	$900
Ounces sold (thousands)	5,805	6,278	5,794
Total cash costs per ounce	$177	$162	$155

(1)  In 2002, includes costs totalling $15 million in connection with the Peruvian tax assessment. Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation, costs, financing costs, and capital, development and exploration.

LEGAL MATTERS

Litigation

     On June 12, 2003, a shareholder filed a class action lawsuit against Barrick and certain of its former and current officers. The suit is pending in the United States District Court for the Southern District of New York and is styled Richard Wagner v. Barrick Gold Corporation, Civil Action No. 03 CV 4302 (S.D.N.Y.). The complaint alleges violations of the Securities Exchange Act of 1934 and the rules promulgated thereunder. Essentially, the complaint claims that Barrick and its representatives allegedly made misrepresentations concerning its business prospects in the period between February 14, 2002 to September 26, 2002. Barrick intends to vigorously defend the action and any similar actions that may be filed.

General

     Certain legal matters will be passed upon by:

•	Shearman & Sterling LLP, our United States counsel, on matters of United States law; and

•	Davies Ward Phillips & Vineberg LLP, our Canadian counsel, on matters of Canadian and Ontario law.

Davies Ward Phillips & Vineberg LLP may rely on Shearman & Sterling LLP in issuing opinions about the validity of the Securities being sold. If different lawyers are relied on at the time of an offering of Securities this will be included in the prospectus supplement.

     On the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP and Shearman & Sterling LLP, respectively, own beneficially, directly or indirectly, less than 1% of the securities of Barrick.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed as being incorporated by reference in this prospectus under the heading “Where You Can Find More Information” in this prospectus;

•	consents of accountants and counsel;

•	powers of attorney;

•	form of the trust indenture relating to the Debt Securities and the Guarantees;

•	statement of eligibility of the Trustee on Form T-1; and

•	letter explaining calculation of interest coverage ratios.

EXPERTS

     The comparative audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of that firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification

     Under the Business Corporations Act (Ontario), Barrick Gold Corporation and Barrick Gold Inc. (each a “Registrant” and a “Corporation”) may indemnify a present or former director or officer or a person who acts or acted at the Corporation’s request as a director or officer of another corporation of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his or her being or having been a director or officer of the Corporation or such other corporation if the director or officer acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Corporation or such other corporation only with court approval. A director is entitled to indemnification from the Corporation as a matter of right if he or she was substantially successful on the merits of his or her defence and fulfilled the conditions set forth above.

     In accordance with provisions of the Business Corporations Act (Ontario) described above, the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the Corporation or such other corporation if he or she acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds in believing that his or her conduct was lawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

II-1

EXHIBITS TO FORM F-9

     The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

     The registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process.

     Concurrently with the filing of this registration statement, each of the registrants is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name or address of the agent for service of either of the registrants shall be communicated promptly to the Commission by an amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and that it has reasonable grounds to believe that the Debt Securities will be rated “investment grade” by the time of sale of such Debt Securities pursuant to this registration statement, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 27th day of June, 2003.

BARRICK GOLD CORPORATION (Registrant)

By:	/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Associate General Counsel and Secretary

BARRICK GOLD INC. (Registrant)

By:	/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Secretary

III-2

SIGNATURES WITH RESPECT TO BARRICK GOLD CORPORATION

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman and Gregory C. Wilkins as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title with Registrant	Date

/s/ Peter Munk Peter Munk	Chairman and Director	June 16, 2003

/s/ Gregory C. Wilkins Gregory C. Wilkins	President, Chief Executive Officer and Director (Principal Executive Officer)	June 27, 2003

/s/ Jamie C. Sokalsky Jamie C. Sokalsky	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 27, 2003

/s/ André R. Falzon André R. Falzon	Vice President and Controller (Principal Accounting Officer)	June 27, 2003

/s/ John K. Carrington John K. Carrington	Vice Chairman, Chief Operating Officer and Director	June 27, 2003

/s/ Jack E. Thompson Jack E. Thompson	Vice Chairman and Director	June 13, 2003

III-3

Signature	Title with Registrant	Date

/s/ Howard L. Beck Howard L. Beck	Director	June 27, 2003

/s/ C. William D. Birchall C. William D. Birchall	Director	June 27, 2003

/s/ Tye W. Burt Tye W. Burt	Executive Director, Corporate Development and Director	June 27, 2003

/s/ Marshall A. Cohen Marshall A. Cohen	Director	June 27, 2003

/s/ Peter A. Crossgrove Peter A. Crossgrove	Director	June 27, 2003

/s/ Angus A. MacNaughton Angus A. MacNaughton	Director	June 27, 2003

/s/ Brian Mulroney The Right Honourable Brian Mulroney	Director	June 27, 2003

/s/ Anthony Munk Anthony Munk	Director	June 27, 2003

/s/ Joseph L. Rotman Joseph L. Rotman	Director	June 27, 2003

III-4

SIGNATURES WITH RESPECT TO BARRICK GOLD INC.

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman and Gregory C. Wilkins as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title with Registrant	Date

/s/ Stephen A. Orr Stephen A. Orr	President and Director (Principal Executive Officer)	June 27, 2003

/s/ Jamie C. Sokalsky Jamie C. Sokalsky	Chief Financial Officer and Director (Principal Financial Officer)	June 27, 2003

/s/ André R. Falzon André R. Falzon	Vice President and Controller (Principal Accounting Officer)	June 27, 2003

/s/ John K. Carrington John K. Carrington	Director	June 27, 2003

III-5

AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Barrick Gold Corporation and Barrick Gold Inc. in the United States, in the City of Toronto, Province of Ontario, Canada on this 27th day of June, 2003.

BARRICK GOLDSTRIKE MINES INC.

By:	/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Secretary

III-6

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Letter explaining calculation of interest coverage ratios

4.1	The comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2002 prepared in accordance with U.S. GAAP, together with the report of the auditors thereon (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 16, 2003) and management’s discussion and analysis (U.S. GAAP) of financial results for the year ended December 31, 2002, found on pages 13 through 61 of Barrick’s 2002 annual report (incorporated by reference to Exhibit 2 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 16, 2003)

4.2	The comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2002 prepared in accordance with Canadian GAAP, together with report of the auditors thereon (incorporated by reference to Exhibit 3 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 16, 2003) and management’s discussion and analysis (Canadian GAAP) of financial results for the year ended December 31, 2002 (incorporated by reference to Exhibit 4 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 16, 2003)

4.3	The comparative unaudited consolidated financial statements of Barrick and the notes thereto for the quarter ended March 31, 2003 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis (U.S. GAAP) of financial results for the quarter ended March 31, 2003 (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on May 27, 2003)

4.4	The comparative unaudited consolidated financial statements of Barrick and the notes thereto for the quarter ended March 31, 2003 prepared in accordance with Canadian GAAP, together with management’s discussion and analysis (Canadian GAAP) of financial results for the quarter ended March 31, 2003 (incorporated by reference to Exhibit 2 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on May 27, 2003)

4.5	The annual information form of Barrick dated May 14, 2003 for the year ended December 31, 2002 (incorporated by reference to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission May 16, 2003)

4.6	The management information circular of Barrick dated March 31, 2003 prepared for the annual meeting of Barrick shareholders held on May 7, 2003, other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 2 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059), excluding such sections, furnished to the Commission on April 9, 2003)

4.7	The material change report filed by Barrick dated February 14, 2003 relating to the appointment of Mr. Gregory C. Wilkins as President and Chief Executive Officer and the establishment of a probable reserve for Canadian reporting purposes of approximately 6.5 million ounces of gold at Barrick’s Alto Chicama property in Peru (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on February 18, 2003)

5.1	Consent of PricewaterhouseCoopers LLP

5.2	Consent of Davies Ward Phillips & Vineberg LLP

Exhibit No.	Description of Exhibit

6.1	Powers of Attorney (included on the signature page of this registration statement)

7.1	Form of Indenture

7.2	Statement of Eligibility of the Trustee on Form T-1